March 11, 2008

Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549-7010

ATTENTION: Chris White, Branch Chief

RE:	GulfMark Offshore, Inc.
Form 10-K for Fiscal Year ended December 31, 2006
Filed March 1, 2007

Form 10-Q for the Fiscal Quarter ended September 30, 2007
Filed November 2, 2007 File No. 000-22853

Ladies and Gentlemen:

With respect to the comments of the staff to the captioned filings, on behalf of GulfMark Offshore, Inc. (the “Company” or “GulfMark”), we submit the following statement in reference to our letters dated February 28, 2008 and January 15, 2008.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.  The staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 713-963-9522 if you have any questions or comments regarding the foregoing.  Thank you for your time and consideration in this matter.

Very truly yours,
/s/ Edward A. Guthrie
Edward A. Guthrie
Executive Vice President – Finance & CFO

cc:           Mr. Mark Anderson, UHY LLP
Mr. Scott Barker, UHY LLP
Mr. W. Garney Griggs, Strasburger & Price, LLP